UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number 000-50991

TELVENT GIT, S.A.

(Translation of registrant’s name into English)

Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No   ☒

Resignation of and Co-option of Certain Directors

As previously reported, on May 31, 2011, Schneider Electric España, S.A.U., a sociedad anónima unipersonal organized under the laws of the Kingdom of Spain (“Purchaser”), an indirect wholly-owned subsidiary of Schneider Electric SA, a société anonyme organized under the laws of the Republic of France (“Schneider Electric”), and Telvent GIT, S.A., a sociedad anónima organized under the laws of the Kingdom of Spain (the “Company”), entered into a Transaction Agreement. In accordance with the Transaction Agreement, Purchaser commenced a tender offer to purchase all of the authorized and issued ordinary shares, € 3.00505 nominal value per share (each, a “Share”) of the Company at a purchase price of $40.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase to the Schedule TO (as amended or supplemented from time to time), and in the related Letter of Transmittal, filed by Schneider Electric and Purchaser with the U.S. Securities and Exchange Commission on June 21, 2011 (which, together with any amendments or supplements, collectively constitutes the “Offer”).

On August 30, 2011, pursuant to the Transaction Agreement and in connection with the completion of the Offer, each of Messrs. Germán Bejarano, José B. Terceiro Lomba, José Dominguez Abascal, and Emilio Cassinello Aubán resigned as directors of the Company. On September 5, 2011, Messrs. Emmanuel Babeau, Michel Crochon, Julio Rodríguez Izquierdo, and Peter Wexler were provisionally co-opted as directors to fill such vacant seats pursuant to the Transaction Agreement and in accordance with the revised text of the Spanish Corporation Law, each of Messrs. José Manuel Fernández Norniella, Miguel Cuenca Valdivia and Eduardo Punset Casals resigned as directors of the Company. Immediately upon the resignations of such directors and pursuant to the Transaction Agreement and in accordance with the revised text of the Spanish Corporation Law, Messrs. Robert Immelé, Bernard Mangin and Enrique Valer Munilla were provisionally co-opted as directors to fill such vacant seats.

Emmanuel Babeau, age 44. Since July 2009, Mr. Babeau has served as Schneider Electric’s Executive Vice President Finance and Chief Financial Officer and as a member of its Management Board. Mr. Babeau began his career at Arthur Andersen in late 1990. He joined Groupe Pernod Ricard in 1993 where he held different positions within the Finance Department, including Chief Financial Officer of Pernod Ricard Spain in 1997, Executive Vice President Development of Groupe Pernod Ricard in 2001, and Chief Financial Officer in 2003. From 2006 until June 2009, he served as Pernod Ricard’s Deputy Managing Director in charge of Finance. Mr. Babeau graduated from École Supérieure de Commerce de Paris (ESCP, 1989) and holds a degree in finance and accounting (DESCF).

Michel Crochon, age 60. Since June 2010, Mr. Crochon has served as Schneider Electric’s Executive Vice President of the Energy Business. He started his career within Schneider Electric in 1975 and has held various positions in France and in China. In January 2006, he served as Executive President in charge of the Customer & Market Division. In July 2006, he was appointed Executive Vice President of the Automation Business Unit. Mr. Crochon graduated from Ecole Supérieur d’Electricité (Supele – Paris, France) European Centre for Executive Development (Cedep – Fontainebleau, France).

Robert Immelé, age 44. Mr. Immelé is Senior Vice President of Strategy & Marketing within the Energy Business of Schneider Electric and is the Chairman of SE Energy GmbH, a subsidiary of Schneider Electric. Previously, Mr. Immelé was Post-Integration Manager of Areva D, when it was acquired by Schneider in 2010. In 2007 he joined Schneider Electric as Head of Corporate Strategy and Acquisitions. Mr. Immelé began his career in industrial companies such as Rhone Poulenc and Praxair. He also worked for the Boston Consulting Group in Paris and Munich and BearingPoint. Mr. Immelé received a Masters of Business Administration from INSEAD, and a Master of Sciences from ENSG, a French engineering school.

Bernard Mangin, age 56. Mr. Mangin currently serves as Senior Vice President, Finance Energy Division of Schneider Electric. He has served in various positions with Schneider Electric, including Chief Executive Officer of Schneider Electric Brazil from 2004 to 2008, Head of Internal Audit of Schneider Electric Group in 2009. Mr. Mangin received a Masters in Business Administration from Ecole des Hautes Etudes Commerciales.

Julio Rodríquez Izquierdo, age 50. Since January 2010, Mr. Rodríquez serves as Schneider Electric’s Executive Vice President, Power Global Business and as a member of its Executive Committee, in charge of Power Global business unit and Executive Vice President for the Emeas Region and as a member of its Executive Committee, in charge of Power business and Support and back office in the Emeas Region. From mid-2007 to the end of 2009, he served as Executive Vice President for the Europe Operating Division of Schneider Electric and was a member of the Executive Committee. From January 2004 to mid-2007, Mr. Rodríquez Izquierdo served as Executive Vice President for the International and Iberian Operating Division of Schneider Electric and was a member of its Executive Committee. Mr. Rodríquez Izquierdo is a director of Himel Technology S.L., Sociedad Limitada; Schneider Electric De Colombia S.A.; Schneider Electric Espana SA; Schneider Electric GmbH; Schneider Nordic Baltic A/S; and Zao Schneider Electric. Mr. Rodríquez received a Masters of Business Administration from IESE Business School and is a graduate of UPC (Catalan Technical College) with a degree in electrical engineering.

Enrique Valer Munilla, age 54. Since 2010, Mr. Valer Munilla has served as Country President of the Iberian Zone and is the South American Senior Vice President of the Schneider Electric Group. In 2009, he was appointed Senior Vice President for the Iberian Zone and South America. Between 2004 and 2009, Mr. Valer Munilla was General Manager for Schneider Electric for the Iberian Zone. Mr. Valer Munilla is a director of Schneider Electric Portugal, Aparelhagem Electrica Lda; Schneider Electric Energy Spain, S.L.; and Himel Technology, S.L.

Peter Wexler, age 43. Since 2009, Mr. Wexler has served as Senior Vice President and General Counsel for Schneider Electric, responsible for all of its legal, insurance, risk management and compliance operations. From 2006 through 2009, he served as Vice President and General Counsel for all legal matters worldwide for Schneider Electric’s largest global business unit. From 1999 though 2006, Mr. Wexler was Vice President, Associate General Counsel for American Power Conversion Corporation, which prior to Schneider Electric’s acquisition in 2007 was a $2.5 billion multinational, S&P 500 and NASDAQ 100 corporation specializing in the development, manufacture and sale of sophisticated power electronics, including uninterruptible power supplies, DC-based power systems, software, and precision cooling equipment. Mr. Wexler received a Juris Doctor from American University, Washington College of Law and is a graduate of the University of Vermont.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A.
(Registrant)

By:	/s/ Ignacio González
	Name:	Ignacio González
	Title:	Chief Executive Officer

Date: September 13, 2011